Exhibit 21.1

Subsidiaries of Medifast, Inc.

Corporate Subsidiaries	State of Incorporation
Jason Pharmaceuticals, Inc.	Maryland
Take Shape For Life, Inc.	Delaware
Jason Properties, LLC	Delaware
Jason Enterprises, Inc.	Delaware
Medifast Franchise Systems, Inc.	Delaware
Seven Crondall Associates, LLC	Maryland
Medifast Nutrition, Inc.	Ontario, Canada